Exhibit 99.1

Zhongchao Inc. Joined Hands with Professional Non-Profit Organizations and 9 Leading Pharma Companies to Carry Out Multi-Year Online Education Project on Diagnosis and Treatment of Primary Liver Cancer

Shanghai, China, July 23, 2020 /PRNewswire/-- Zhongchao Inc. (NASDAQ: ZCMD) (“Zhongchao” or the “Company”), a healthcare services company offering patient management, online healthcare information, professional training and educational services, today announced that it joined hands with China Health Promotion Association (“CHPA”), the Liver Cancer Committee of Chinese Anti-Cancer Association (“CACA”), and 9 leading pharmaceutical companies, including Roche (China) Co., Ltd., Bayer (China) Limited, Eisai China Inc., Merck (China) Ltd., Jiangsu Hengrui Medicine Co., Ltd.,  Innovent Biologics, Inc., Junshi Biosciences, Gilead Sciences Shanghai Pharmaceutical Technology Co., Ltd., and BeiGene, Ltd., to carry out a multi-year online education project on the diagnosis and treatment of primary liver cancer (the “Project”).

The Project aims to promote and implement “the Specifications for the Diagnosis and Treatment of Primary Liver Cancer in China (2019 Edition)” (the “Specifications”), a national guideline promulgated by the National Health Commission (the “NHC”), and is available on our MDMOOC platform at www.MDMOOC.org.

The Project is chaired by Professor Jia Fan, an academician of Chinese Academy of Sciences and the President of Zhongshan Affiliated Hospital of Fudan University, with instructors including 29 leading experts from 13 AAA-Grade Hospitals in China. The Project covers topics in primary liver cancer including but not limited to screening, diagnosis, staging, treatment and patient management.

Weiguang Yang, Chairman and Chief Executive Officer of Zhongchao, commented, “The Specifications echo the Healthy China 2030 Initiative, which outlines the Chinese government’s endeavors to achieve health targets aligned with the United Nations' sustainable development goals. Through close cooperation among CHPA, CACA, Zhongchao, and these leading pharmaceutical companies, the Project offers participants the opportunity to stay abreast of the latest advances in liver cancer. We believe the project is of great significance to further improve the rate of early diagnosis and treatment of liver cancer and the survival rate of liver cancer patients in China.”

The Project will be carried out in multi-year, multi-phase. Since the Project’s launch in March 2020, a total of over 145,000 liver surgeons, oncologists, hepatologists, interventional radiologists, and diagnostic radiologists have participated in the 12 sessions that have been completed. We anticipate more enrollment in future sessions including the 54 sessions planned just for the rest of 2020.

About Zhongchao Inc.

Incorporated in 2012 with headquarter offices in Shanghai and Beijing, China, Zhongchao Inc. is an online provider of healthcare information, professional training and educational services to healthcare professionals under its “MDMOOC” platform (www.mdmooc.org) and to the public under its “Sunshine Health Forums” platform (www.ygjkclass.com) in China. More information about the Company can be found at its investor relations website at http://izcmd.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the professional training and educational services market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC, the length and severity of the recent coronavirus outbreak, including its impacts across our business and operations.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Pei Xu, CFO

Email: xupei@mdmooc.org

Phone: +86 21-3220-5987

Investor Relations:

Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com

Phone: +1 732-910-9692